Exhibit 99.1

__________

HEMPTOWN CLOTHING INC.

2002 ANNUAL GENERAL MEETING

2002 Annual General Meeting Materials Attached:

Notice of Meeting

Information Circular

Proxy

Financial Statements

Supplemental Mailing List Return Card

The 2002 Annual General Meeting of the shareholders of Hemptown Clothing Inc. is being held at 1307 Venables Street, Vancouver, British Columbia, V5L 2G1, on Saturday, March 22, 2003 at 10:00 a.m.

Hemptown Clothing Inc.
1307 Venables Street, Vancouver, British Columbia, V5L 2G1
Phone: (604) 255-5005 and Fax: (604) 255-5038
__________

HEMPTOWN CLOTHING INC.

1307 Venables Street, Vancouver, British Columbia, V5L 2G1

NOTICE OF ANNUAL GENERAL MEETING

FOR THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF
HEMPTOWN CLOTHING INC. TO BE HELD ON MARCH 22, 2003

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of the shareholders of Hemptown Clothing Inc. (the "Company") will be held at 1307 Venables Street, Vancouver, British Columbia, V5L 2G1, on Saturday, March 22, 2003, at 10:00 a.m. for the following purposes (the "Notice of Meeting"):

1.     Report of the Directors to the Company. To receive and consider the report of the Directors of the Company to the shareholders of the Company.

2.     Financial Statements of the Company. To receive and consider the audited financial statements of the Company for the year ended December 31, 2002, together with the report of the auditors of the Company on the December 31, 2002 audited financial statements of the Company.

3.     Approval of the Acts of the Directors of the Company. To consider and, if thought advisable, pass the following ordinary resolution, with or without amendment:

     "RESOLVED, by ordinary resolution, that the actions, deeds and conduct of the Directors of the Company on behalf of the Company since the date of the last annual general meeting of the Company are hereby ratified and confirmed.".

4.     Approval of the Appointment of Auditors for the Company. To consider and, if thought advisable, pass the following ordinary resolution, with or without amendment:

     "RESOLVED, by ordinary resolution, that Ellis Foster, Chartered Accountants, are hereby appointed auditors of the Company until the next annual general meeting of the Company or until a successor is appointed, at a remuneration to be fixed by the Directors of the Company, and that the Directors of the Company are hereby authorized to fix the auditors' remuneration.".

5.     Approval of the Election of Directors for the Company. To elect Directors for the Company for the ensuing year.

6.     Approval of the Granting, Exercise and Amending of Stock Options by the Company. To consider and, if thought advisable, pass the following ordinary resolution, by way of disinterested shareholder approval, with or without amendment:

     "RESOLVED, by ordinary resolution, and by way of disinterested shareholder approval, that, subject to regulatory approval, the Company approve the granting of incentive stock options to such Directors, Officers, employees and consultants of the Company during the ensuing year and at such prices and in such amounts as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities and, in addition, to approve the exercise of any such or outstanding incentive stock options by Directors and insiders of the Company together with any amendment or amendments to any such incentive stock option agreements at such prices and in such amounts as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities (collectively, the "Stock Option Approvals"); and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the Stock Option Approvals at any time without the further approval of the shareholders of the Company.".

7.     Approval of proposed Stock Option Plan for the Company. To consider and, if thought advisable, pass the following ordinary resolution, by way of disinterested shareholder approval, with or without amendment:

     "RESOLVED, by ordinary resolution, and by way of disinterested shareholder approval, that, subject to regulatory approval, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the shareholders of the Company hereby approve and authorize the adoption by the Company of a proposed stock option plan (the "Stock Option Plan") to: (i) fix the maximum number of common shares for which options may be granted under the Stock Option Plan at a maximum of up to 11,634,535 common shares of the Company's share capital; (ii) specify that the exercise price for any option granted under the Stock Option Plan may not be less than the fair market value of the applicable common shares on the date of grant; and (iii) specify that the options issued pursuant to the Stock Option Plan are non-transferable; and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the Stock Option Plan at any time without the further approval of the shareholders of the Company.".

8.     Approval of Discretion to complete the proposed Stock Option Approvals and Stock Option Plan by the Company. To consider and, if thought advisable, pass the following ordinary resolution, with or without amendment:

     "RESOLVED, by ordinary resolution, that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the proposed Stock Option Approvals and Stock Option Plan by the Company at any time without the further approval of the shareholders of the Company.".

9.     Other Business. To transact any other business which may properly come before the Meeting.

Information relating to the matters to be brought before the Meeting is set forth in the Information Circular which accompanies this Notice of Meeting and which is supplemental to and expressly made a part of this Notice of Meeting.

It is important that your common shares be represented at this Meeting to ensure a quorum. If you cannot be present to vote in person, please ensure that your proxy or, if a corporation, your representative, is appointed and present to vote on your behalf at the Meeting. Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.

DATED at Vancouver, British Columbia, on this 27th day of February, 2003.

BY ORDER OF THE BOARD OF DIRECTORS OF
HEMPTOWN CLOTHING INC.
Per:

"Jerry Kroll"

Jerry Kroll
Chairman, CEO, President and a Director

HEMPTOWN CLOTHING INC.

1307 Venables Street, Vancouver, British Columbia, V5L 2G1

INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF
HEMPTOWN CLOTHING INC. TO BE HELD ON MARCH 22, 2003

SOLICITATION OF PROXIES

This information circular (the "Information Circular") is furnished in connection with the solicitation of proxies by the management of Hemptown Clothing Inc. (the "Company") for use at the Annual General Meeting (the "Meeting") of shareholders of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting distributed with this Information Circular. The cost of this solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A shareholder unable to attend the Meeting may appoint a proxyholder to vote his common shares at the Meeting by completing the form of proxy (the "Proxy") provided with this Information Circular. The persons named as proxyholder on the accompanying Proxy have been provided by management for selection by the shareholder. A shareholder desiring to appoint some other person may do so by inserting the name in the space provided. If no choice of proxyholder is made then the first named proxyholder will exercise the Proxy with automatic substitution of the succeeding named proxyholder if such first named is not able to attend the Meeting. A person appointed as proxyholder need not be a shareholder of the Company. All completed Proxy forms must be deposited at the office of the Company, located at 1307 Venables Street, Vancouver, British Columbia, V5L 2G1, not less than 48 hours before the time of the Meeting.

REVOCATION OF PROXY

A Proxy may be revoked either by signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid or signing and dating a written notice of revocation (in the same manner as the Proxy is required to be executed as set out in the notes to the Proxy) and either depositing the same at the place and within the time aforesaid or with the Chairperson of the Meeting on the day of the Meeting, or on the day of any adjournment thereof, or registering with the Scrutineer thereat as a shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

EXERCISE OF DISCRETION BY PROXYHOLDER

The proxyholder in the enclosed form of Proxy will vote the common shares in respect of which they are so appointed in accordance with the direction of the shareholders appointing them. In the absence of any such direction from a shareholder such common shares will be voted in the discretion of the proxyholder upon the matters described in the form of Proxy.

The enclosed form of Proxy confers discretionary authority upon the proxyholder with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting unless revoked by the shareholder as provided in the form of Proxy. At the time of printing this Information Circular management of the Company knows of no such amendments, variations, or other matters which are to be presented for action at the Meeting, other than the matters referred to in the Notice of Meeting.

Matters which may properly come before the Meeting shall be any matter not effecting a change in the articles or memorandum of the Company or not disposing of all or substantially all of the assets of the Company.

RECORD DATE

Those registered members entitled to vote at the Meeting will be determined by the record of such holders at the close of business on February 28, 2003.

PRINCIPAL HOLDERS OF COMMON SHARES AND VOTING RIGHTS

The Company is authorized to issue 100,000,000 common shares without par value of which 11,634,535 common shares are issued and outstanding as of the date hereof. The Company has no other class of voting securities.

Holders of the outstanding common shares in the capital of the Company on the record date will, on a poll or ballot, be entitled to such votes per common share as provided by the Articles and Memorandum of the Company, provided they are present in person or by Proxy.

To the knowledge of management of the Company the following beneficially own, directly or indirectly, or exercise control or direction, over common shares carrying more than 10% of the voting rights attached to any class of voting securities of the Company:

Member	Number of Common Shares	Percentage of Issued
Jerry Kroll(1)	2,805,088(3)	22.17%
Jason Finnis and Larisa Harrison(2)	2,304,166(4)	18.21%

  Mr. Kroll is the current Chairman, Chief Executive Officer, President and a Director of the Company.

  Mr. Finnis and Ms. Harrison own their common shares jointly. Mr. Finnis is the current Chief Operating Officer, Secretary, Treasurer and a Director of the Company, and Ms. Harrison is the current Vice President, Administration, and a Director of the Company.

  An aggregate of 2,703,005 of these common shares are subject to and held pursuant to the terms and conditions of a certain "Voluntary Pooling Agreement" dated for reference April 8, 2002 (the "Pooling Agreement"), as entered into among the Company and certain founding shareholders of the Company.

  An aggregate of 2,100,000 of these common shares are subject to the terms of the Pooling Agreement.

SHAREHOLDINGS OF PERSONS SOLICITING PROXIES

The Board of Directors and Officers of the Company are soliciting Proxies by issuance of the within Information Circular. Those persons, their present offices and their common shares beneficially owned in the Company, directly or indirectly, are as follows:

Name	Office	Number of Common Shares
Jerry Kroll	Chairman, Chief Executive Officer, President and a Director	2,805,088(1)
Jason Finnis	Chief Operating Officer, Secretary, Treasurer and a Director	2,304,166(2)
Larisa Harrison	Vice President, Administration, and a Director	2,304,166(2)
Robert Edmunds	Chief Financial Officer and a Director	572,917(3)
Lesley Hayes	Vice President, Communications, and a Director	29,167(4)

  An aggregate of 2,703,005 of these common shares are subject to the terms of the Pooling Agreement. Mr. Kroll has also been granted 175,000 stock options which begin vesting, as to 1/12th each month, commencing on June ,1 2003.

  Mr. Finnis and Ms. Harrison own their common shares jointly. An aggregate of 2,100,000 of these common shares are subject to the terms of the Pooling Agreement. Mr. Finnis and Ms. Harrison have each also been granted 175,000 stock options which begin vesting, as to 1/12th each month, commencing on June 1, 2003.

  An aggregate of 500,000 of these common shares are subject to the terms of the Pooling Agreement. Mr. Edmunds has also been granted 125,000 stock options which begin vesting, as to 1/12th each month, commencing on June 1, 2003.

  Ms. Hayes has also been granted 50,000 stock options which begin vesting, as to 1/12th each month, commencing on June 1, 2003.

REMUNERATION OF MANAGEMENT AND OTHERS

Executive Compensation

The Company's fiscal year end is the 31st day of December.

Pursuant to Form 41 of the Securities Rules (British Columbia), the Company is a "small business issuer", which is defined as a company that:

    had revenues of less than $25,000,000 in its last completed financial year;

    is not a non-redeemable investment fund or mutual fund;

    has a public float of less than $25,000,000; and

    if it is a subsidiary of another company, that other company is also a small business issuer.

The Company has created eight Executive Offices, namely that of Chairman, Chief Executive Officer, President, Chief Operating Officer, Secretary, Treasurer, Chief Financial Officer, Vice President, Administration and Vice President, Communications. In this regard the Company's named Executive Officers (collectively, the "Named Executive Officers") are as follows:

Jerry Kroll - Mr. Kroll became a Director of the Company and the Company's current Chairman, Chief Executive Officer and President effective on October 6, 1998.

Jason Finnis - Mr. Finnis became a Director of the Company on December 15, 2000 and the Company's current Chief Operating Officer, Secretary and Treasurer effective on July 29, 2000.

Larisa Harrison - Ms. Harrison became a Director of the Company and the Company's Vice President, Administration, effective on December 15, 2000.

Robert Edmunds - Mr. Edmunds became a Director of the Company and the Company's current Chief Financial Officer effective on December 15, 2000.

Lesley Hayes - Ms. Hayes became a Director of the Company and the Company's Vice President, Communications, effective on December 15, 2000.

For the purpose of this Information Circular, except as otherwise expressly provided or unless the context otherwise requires, the following words and phrases shall have the following meanings:

"Equity security" means securities of a company that carry a residual right to participate in earnings of that company and, upon liquidation or winding up of that company, its assets;

"Option" means all options, share purchase warrants and rights granted by a company or any of its subsidiaries (if any) as compensation for services rendered or otherwise in connection with office or employment;

"LTIP" means a long-term incentive plan, which is any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the company or an affiliate of the company, the price for the company's securities, or any other measure, but does not include Option or SAR plans or plans for compensation through restricted shares or restricted share units; and

"SAR" means stock appreciation right, which is a right granted by a company or any of its subsidiaries (if any) as condensation for services rendered or otherwise in connection with office or employment to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

The following table details the compensation paid to the Company's Named Executive Officers during the Company's three most recently completed financial years:

Summary Compensation Table Annual Compensation Long-Term Compensation
Name and Principal Position(1)	Fiscal Year End	Salary ($)(2)	Bonus ($)	All other and annual Compensation and LTIP Payouts ($)	Securities under Options/ SARS Granted (#)	Restricted Shares or Restricted Share Units (#)
Jerry Kroll Chairman, CEO, President and a Director	2002 2001 2000	48,000(3) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil(4) Nil Nil	Nil Nil Nil
Jason Finnis COO, Secretary, Treasurer and a Director	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil(4) Nil Nil	Nil Nil Nil
Larisa Harrison Vice President, Administration, and a Director	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil(4) Nil Nil	Nil Nil Nil
Robert Edmunds CFO and a Director	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil(4) Nil Nil	Nil Nil Nil
Lesley Hayes Vice President, Communications, and a Director	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil(4) Nil Nil	Nil Nil Nil

  Refer to the disclosure found above the "Summary Compensation Table" hereinabove for a detailed description of the Company's Named Executive Officers.

  None of the Company's Named Executive Officers received salary and bonuses exceeding $100,000 during the fiscal years ended December 31, 2000 and 2001. Effective on November 1, 2002 the Company has agreed to pay each of Messrs. Kroll and Finnis and Ms. Harrison compensation of $4,000 per month for various services provided and to be provided to the Company on a reasonably full-time basis in each such instance.

  Mr. Kroll's sole compensation for the fiscal years ended December 31, 1998, 1999 and 2000 was $Nil. Mr. Kroll continued to work without monetary compensation through until October 31, 2001.

  On November 23, 2001 the Board of Directors of the Company issued 175,000 Options to each Named Executive Officer as set forth hereinabove (except as to 125,000 for Mr. Edmunds and 50,000 for Ms. Hayes) and as partial compensation for acting as such through to December 31, 2002. These Options vest as to 1/12th each month commencing June 1, 2003 at an exercise price of U.S. $0.50 expiring on November 30, 2011.

The Company anticipates that compensation will be provided by the Company during the Company's next financial year to certain of the Named Executive Officers of the Company and in conjunction with certain management and administrative services to be provided to the Company by such Named Executive Officers.

Long-term Incentive Plans - Awards in most recently completed Financial Year

During its most recently completed financial year, and for the two previously completed financial years, the Company has not awarded or instituted any LTIPs in favour of its Named Executive Officers.

Options/SAR Grants during the most recently completed Financial Year

Other than as set forth in the "Summary Compensation Table" hereinabove, no individual grants of Options to purchase or acquire securities of the Company or any of its subsidiaries (whether or not in tandem with SARs) or any freestanding SARs were granted or were in effect and in favour of any of the Company's Named Executive Officers during the Company's most recently completed financial year. Refer to the section captioned "Stock Options" hereinbelow for further information in this regard.

As set forth hereinbelow, management of the Company proposes to seek disinterested shareholder approval (majority of the minority) for the granting of incentive stock Options (which Options may have special rights attached to them) to such Directors and Officers of the Company during the ensuing year and at such prices and in such amounts as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities and, in addition, to approve the exercise of any such or outstanding incentive stock Options by Directors and insiders of the Company together with any amendment or amendments to any such incentive stock Option agreements at such prices and in such amounts as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities. Options will be granted in order provide an optionee with a form of remuneration and an incentive to act in the best interests of the Company.

Aggregate Options/SAR Exercises during the most recently completed Financial Year and Financial Year-End Option/SAR Value

No Options (or tandem SARs) or freestanding SARs were exercised during the Company's most recently completed financial year by any of the Company's Named Executive Officers, and the aggregate net value of common shares under Option (or tandem SARs) or freestanding SARs (market value less exercise price) as at the date of the Company's most recently completed financial year end was $Nil.

Defined Benefit Plans

The Company does not have, and at no time during its most recently completed financial year had, any defined benefit or actuarial plans in respect of which any of its Named Executive Officers were eligible to participate.

Compensation of Directors

For the Company's most recently completed fiscal year:

    no compensation of any kind was accrued, owing or paid to any of the Company's current Directors for acting in their capacity as such;

    no arrangements of any kind existed with respect to the payment of compensation of any kind to any of the Company's current Directors for acting in their capacity as such;

    no compensation of any kind was accrued, owing or paid to any of the Company's current Directors for services rendered to the Company as consultants or experts;

    no arrangements of any kind existed with respect to the payment of compensation of any kind to any of the Company's current Directors for services rendered, or proposed to be rendered, to the Company as consultants or experts;

    no SARs or LTIPs were outstanding or in effect in favour of any of the Company's Directors; and

    no Options were granted to any Directors of the Company.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2002 will be placed before the Meeting for review and consideration by the shareholders of the Company.

APPOINTMENT OF AUDITORS

Management of the Company will recommend to the Meeting to appoint Ellis Foster, Chartered Accountants, as auditors of the Company for the ensuing year, and to authorize the Directors of the Company to fix such auditors' remuneration.

STOCK OPTIONS

No Options were granted by the Company to any Directors, Officers or employees of the Company during the Company's most recently completed financial year.

On November 23, 2001, as amended on February 5, 2003, the Board of Directors of the Company authorized the issuance of 839,000 Options to purchase 839,000 common shares to certain employees and Directors of the Company. The Options are administered by the Board of Directors which determines the persons to whom awards will be granted, the number of awards to be granted and the specific terms of each grant. Awards consist of non-qualified stock Options (as "Incentive" stock options under Section 422 of the United States Internal Revenue Code of 1986, as amended). For all Options issued to employees (including Officers) the vesting period begins on June 1, 2003. On June 1, 2003, 1/12 of the Options issued to an individual will vest, and then an additional 1/12 on the first of each subsequent month. The exercise price for all of the Options issued is U.S. $0.50 per common share. The Options expire on November 30, 2011. An additional 80,000 Options were granted to a consultant on April 4, 2002. 100% of these Options vest on March 8, 2003. These Options expire on March 23, 2003. The exercise price for these Options is also $0.50 per common share.

No Options were exercised during the Company's most recently completed financial year by any Director, Officer or employee of the Company. All Options outstanding as at December 31, 2002 were exercisable.

As set forth hereinbelow, management of the Company proposes to seek disinterested shareholder approval (majority of the minority) for the granting of incentive stock Options (which Options may have special rights attached to them) to such Directors, Officers, employees and consultants of the Company during the ensuing year and at such prices and in such amounts as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities and, in addition, to approve the exercise of any such or outstanding incentive stock Options by Directors and insiders of the Company together with any amendment or amendments to any such incentive stock Option agreements at such prices and in such amounts as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, none of the Directors or Officers of the Company, nor any person who beneficially owns, directly or indirectly, common shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions since the commencement of the Company's last completed financial year, or in any proposed transaction which, in either case, has or will materially affect the Company.

ELECTION OF DIRECTORS

The Directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors in office are duly elected or appointed. The term of office of each member of the Board of Directors expires at the Meeting. Management of the Company proposes to nominate the persons listed below for election as Directors of the Company. MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN ADDITION TO THE SLATE OF NOMINEES HEREIN LISTED SHAREHOLDERS PRESENT AT THE MEETING SHALL BE ENTITLED TO NOMINATE AND VOTE FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEES ADDITIONAL TO THOSE NAMED.

The following persons are proposed to be nominated by management for election as Directors of the Company at the Meeting.

Name, Country of Residence and Other Positions, if any, held with the Company	Principal Occupation or Employment during the Past Five Years	Director Since	Number of Common Shares Beneficially Owned or Directed
Jerry Kroll Vancouver, British Columbia Chairman, Chief Executive Officer, President and a Director	Businessperson (See below for greater detail)	October 6, 1998	2,805,088(1)

Name, Country of Residence and Other Positions, if any, held with the Company	Principal Occupation or Employment during the Past Five Years	Director Since	Number of Common Shares Beneficially Owned or Directed
Jason Finnis Burnaby, British Columbia Chief Operating Officer, Secretary, Treasurer and a Director	Businessperson (See below for greater detail)	December 15, 2000	2,304,166(2)
Larisa Harrison Burnaby, British Columbia Vice President, Administration, and a Director	Businessperson (See below for greater detail)	December 15, 2000	2,304,166(2)
Robert Edmunds Calgary, Alberta Chief Financial Officer and a Director	Businessperson (See below for greater detail)	December 15, 2000	572,917(3)
Lesley Hayes Calgary, Alberta Vice President, Communications, and a Director	Businessperson (See below for greater detail)	December 15, 2000	29,167(4)

  An aggregate of 2,703,005 of these common shares are subject to the terms of the Pooling Agreement. Mr. Kroll has also been granted 175,000 Options.

  Mr. Finnis and Ms. Harrison own their common shares jointly. An aggregate of 2,100,000 of these common shares are subject to the terms of the Pooling Agreement. Mr. Finnis and Ms. Harrison have each also been granted 175,000 Options.

  An aggregate of 500,000 of these common shares are subject to the terms of the Pooling Agreement. Mr. Edmunds has also been granted 125,000 Options.

  Ms. Hayes has also been granted 50,000 Options.

Jerry Kroll. Since 1995 Mr. Kroll has owned and operated Ascend Sportmanagement Inc. Under this company Mr. Kroll acts as a marketing agent representing drivers and race teams attracting corporate sponsorship and doing corporate fundraising. Mr. Kroll has concentrated his efforts in the areas of CART, Indy Car and support event racing. Since 1998 Mr. Kroll has been involved in the Company as a co-founder, Chief Executive Officer and a Director. Mr. Kroll has broad marketing experience including wholesale and retail companies as well as a background in the operation of franchise systems.

Jason Finnis. Mr. Finnis has been the Secretary of the Company since July 29, 2000 and a Director of the Company since December 15, 2000. Mr. Finnis has been working as an entrepreneur in the hemp industry since 1994. Mr. Finnis has started and grown three different hemp enterprises since 1994 and has built a market for his products, now marketed under the Company's brand name, throughout North America and several cities outside North America. Mr. Finnis has established strong ties with the Federal Government of Canada and was instrumental in removing the Canadian tariff on all imported hemp fabric. Mr. Finnis has been a sought after speaker at many North American universities and conferences speaking on a wide variety of business and industrial hemp related topics. Mr. Finnis attended the University of Victoria in the Faculty of Fine Arts, and possesses broad experience in apparel manufacturing, marketing and sales.

Larisa Harrison. Ms. Harrison has been a Director of the Company since December 15, 2000. Ms. Harrison has been working in the hemp clothing industry since 1995. Ms. Harrison was instrumental in creating the growth in demand for the Company's products over the past years. Since 1998 Ms. Harrison has been a self-employed administrative consultant. Ms. Harrison provides human resource management, develops customized computer databases and provides bookkeeping services for several Canadian businesses. In May of 1998 Ms. Harrison was employed by one of Canada's top providers of private label fashion to North American Department and chain stores. In this role Ms. Harrison provided product development, sales support and production management for a number of clients. Ms. Harrison possesses extensive experience in the apparel industry, network administration and graphic design. Ms. Harrison is a graduate of the University of Victoria with a Fine Arts degree from the School of Music.

Robert Edmunds. Mr. Edmunds has been a Director of Hemptown since December 15, 2000. Mr. Edmunds received a Chartered Accountant designation in 1992. He has worked as the proprietor of a public practice from 1992 through 1998. Since 1998 Mr. Edmunds has been performing consulting work, providing business strategy, financial planning and accounting services for various clients in the entertainment and ecommerce industries.

Lesley Hayes. Ms. Hayes has been a Director of the Company since December 15, 2000. Ms. Hayes worked as a Vice-President for Vicom Multimedia (TSX-V:VMT) from 1993 till 1998. Between 1998 and 2000 Ms. Hayes founded an investor relations consultancy. She has served as President, Vice President Operations, and Vice President Technology for these companies. Ms. Hayes was the director of Creative Services for Burntsand Inc. (TSE:BRT) and has served as a director for Tyler Resources Inc. (TSX-V:TYS) and Abitibi Mining Corp. (TSX-V:NAI) since 1997. Ms. Hayes has also served on the Executive of the Young Entrepreneurs Organization in Calgary for five years.

All of those nominees who are presently Directors will have their term of office as Directors expire as of the date of the Meeting. All of the Directors who are elected will have their term of office expire at the next annual general meeting of the Company.

Pursuant to the Company Act (British Columbia) (the "Company Act") a reporting company is required to elect an Audit Committee comprised of not fewer than three Directors, of whom a majority shall not be Officers or employees of the Company or an affiliate of the Company. At a Directors' meeting of the Company to be held immediately following the Meeting the Company's then Board of Directors will appoint an Audit Committee for the ensuing year. Its functions are to monitor overall adherence to Company policy, the effectiveness of the Company's internal audit personnel and their audit activities, and to meet with the Company's accountants, the Company's Chief Financial Officer and the Company's internal auditor on financial and audit matters as appropriate.

The Company does not have either a Nominating or Compensation Committee.

The number of common shares of the Company beneficially owned by the Company's nominees for Directors, directly, or indirectly, as of the date hereof is based on information furnished by the nominees themselves to the Company.

All of those nominees who are presently Directors will have their term of office as Directors expire as of the date of the Meeting. All of the Directors who are elected will have their term of office expire at the next annual general meeting of the Company.

PROTECTION OF SHAREHOLDERS

The Company Act provides that a shareholder has the right to apply to the Supreme Court on the grounds that the Company is acting or proposes to act in a way that is prejudicial to such shareholder. On such an application the Court may make such order as it sees fit including an order to prohibit any act proposed by the Company. Under the Company Act a shareholder, director, former director, officer, former officer, the Registrar of Companies or any other person who, in the discretion of the Court, is a proper person to seek an oppression remedy, can apply for a preventative order where an act or omission of a corporation or its affiliates or the powers of the directors of a corporation or its affiliates are being exercised in a manner that is oppressive or unfairly prejudicial to any security holder, creditor, director or officer.

Under the Company Act a shareholder, director, officer of former shareholder, director of officer of the Corporation or its affiliates, the Registrar of Companies and any other person who, in the discretion of the Court, is a proper person to make an application to bring a derivative action, may, with leave of the Court, bring an action in the name of and on behalf of the Company to enforce an obligation owed to the Company that could be enforced by the Company itself or to obtain damages for any breach of such an obligation. In addition, the Company Act permits derivative actions to be commenced in the name of and on behalf of the Company or any of its subsidiaries.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Management of the Company is presently seeking shareholder consideration and ratification of the following matters. In this regard, and where referenced, the term "ordinary resolution" is defined to mean a resolution passed by a majority of not less than one-half (1/2) of the votes cast by members of the Company who, being entitled to do so, vote in person or by Proxy at this Meeting of the Company.

Approval of the Granting, Exercise and Amending of Stock Options by the Company

As set forth in the "Notice of Meeting" which is attached to this Information Circular, management of the Company initially proposes to seek disinterested shareholder approval (majority of the minority) for the granting of incentive stock Options (which Options may have special rights attached to them) to such Directors, Officers, employees and consultants of the Company during the ensuing year and at such prices and in such amounts as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities and, in addition, to approve the exercise of any such or outstanding incentive stock Options by Directors and insiders of the Company together with any amendment or amendments to any such incentive stock Option agreements at such prices and in such amounts as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities (collectively, the "Stock Option Approvals"); and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the proposed Stock Option Approvals at any time without the further approval of the shareholders of the Company.

Each current Director, Officer and insider of the Company, together with each of their respective affiliates and associates as the case may be, will abstain from and not be entitled to vote upon the proposed ratification by the Company of the foregoing matter by way of ordinary resolution - that being item numbered "6." in the Notice of Meeting and item numbered "4." in the "Proxy" (which is also attached to this Information Circular) - at the Meeting. Each current Director, Officer and insider of the Company, together with each of their respective affiliates and associates as the case may be, will be entitled to vote on all other matters which may properly come before the Meeting, and their respective common shares will be counted for the purposes of establishing a quorum for the Meeting. The Board of Directors of the Company recommends that the shareholders approve the foregoing matter on a disinterested basis.

Approval of proposed Stock Option Plan for the Company

As also set forth in the attached Notice of Meeting, management of the Company hereby also proposes to seek disinterested shareholder approval, and again by way of ordinary resolution, with or without amendment, that, subject to regulatory approval, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the shareholders of the Company hereby approve and authorize the adoption by the Company of a proposed stock option plan (the "Stock Option Plan") to: (i) fix the maximum number of common shares for which options may be granted under the Stock Option Plan at a maximum of up to 11,634,535 common shares of the Company's share capital; (ii) specify that the exercise price for any option granted under the Stock Option Plan may not be less than the fair market value of the applicable common shares on the date of grant; and (iii) specify that the options issued pursuant to the Stock Option Plan are non-transferable; and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the Stock Option Plan at any time without the further approval of the shareholders of the Company.

The Company's proposed Stock Option Plans authorize the Directors of the Company, in their sole and absolute discretion, to grant incentive stock Options to purchase common shares of the Company to any Director, Officer, full-time or part-time dependent contractor employee or consultant of the Company upon whose judgment, initiative and efforts the Company may rely for the successful conduct of its business. The proposed Stock Option Plans do not provide criteria for determining the number of Options an individual shall be awarded, or the term of such Options, but confer broad discretion on the Directors of the Company to make these decisions, subject to the rules and policies of the applicable stock exchange. A copy of the Company's proposed Stock Option Plan will be made available for review by the shareholders of the Company at the Meeting.

Approval of Discretion to complete the proposed Stock Option Approvals and Stock Option Plan by the Company

As finally set forth in the attached Notice of Meeting, management of the Company hereby also proposes to seek shareholder approval, by way of ordinary resolution, with or without amendment, that, subject to regulatory approval, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the proposed Stock Option Approvals and Stock Option Plan by the Company at any time without the further approval of the shareholders of the Company.

Other Matters

The Company will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting the common shares represented by the Proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by Proxy.

The Company's mailing address and business office is located at 1307 Venables Street, Vancouver, British Columbia, V5L 2G1. The Company's telephone number is (604) 255-5005 and the Company's fax number is (604) 255-5038.

Matters which may properly come before the Meeting shall be any matter not effecting a change in the Articles or Memorandum of the Company or not disposing of all or substantially all of the assets of the Company.

DATED at Vancouver, British Columbia, on this 27th day of February, 2003.

BY ORDER OF THE BOARD OF DIRECTORS OF
HEMPTOWN CLOTHING INC.
Per:

"Jerry Kroll"

Jerry Kroll
Chairman, CEO, President and a Director

HEMPTOWN CLOTHING INC.

1307 Venables Street, Vancouver, British Columbia, V5L 2G1

PROXY

FOR THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF
HEMPTOWN CLOTHING INC. TO BE HELD ON MARCH 22, 2003

Type of Meeting:	Annual General Meeting.
Name of Company:	Hemptown Clothing Inc. (the "Company").
Record Date:	February 28, 2003.
Meeting Date and Time:	March 22, 2003 at 10:00 a.m.
Meeting Location:	1307 Venables Street, Vancouver, British Columbia, V5L 2G1.

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF THE COMPANY.

I, the undersigned shareholder of the Company, am the registered owner of common shares in the capital of the Company and I appoint Jerry Kroll, the President, Chief Executive Officer and a Director of the Company, or in the place of the foregoing, Jason Finnis, the Secretary, Treasurer, Chief Operating Officer and a Director of the Company, or in the place of the foregoing, Thomas J. Deutsch, solicitor for the Company, or in the place of each of the foregoing                             (you may fill in the name of another person you wish to act for you; see note 1 at the end of this Proxy and please print the person's name) as proxyholder for and on behalf of the shareholder with the power of substitution to attend, act and vote for and on behalf of the shareholder in respect of all matters that may properly come before the Meeting of the shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned shareholder were present at the said Meeting, or any adjournment thereof.

Without limiting the general powers conferred by this Proxy, I direct my Proxy to vote as follows:

1.     Approval of the Acts of the Directors of the Company. An ordinary resolution that the actions, deeds and conduct of the Directors of the Company on behalf of the Company since the date of the last annual general meeting of the Company are hereby ratified and confirmed.

                         VOTE FOR:     [          ]               WITHHOLD VOTE:     [          ]

2.     Approval of the Appointment of Auditors for the Company. An ordinary resolution that Ellis Foster, Chartered Accountants, are hereby appointed auditors of the Company until the next annual general meeting of the Company or until a successor is appointed, at a remuneration to be fixed by the Directors of the Company, and that the Directors of the Company are hereby authorized to fix the auditors' remuneration.

                         VOTE FOR:     [          ]               WITHHOLD VOTE:     [          ]

3.     Approval of the Election of Directors for the Company. An ordinary resolution to elect the following as duly elected Directors of the Company to hold office until the next annual general meeting of the Company or until their successors are elected or appointed, subject to the provisions of the Company's Articles:

     (a)     Jerry Kroll

                         VOTE FOR:     [          ]               WITHHOLD VOTE:     [          ]

     (b)     Jason Finnis

                         VOTE FOR:     [          ]               WITHHOLD VOTE:     [          ]

     (c)     Larisa Harrison

                         VOTE FOR:     [          ]               WITHHOLD VOTE:     [          ]

     (d)     Robert Edmunds

                         VOTE FOR:     [          ]               WITHHOLD VOTE:     [          ]

     (e)     Lesley Hayes

                         VOTE FOR:     [          ]               WITHHOLD VOTE:     [          ]

4. Approval of the Granting, Exercise and Amending of Stock Options by the Company. An ordinary resolution, by way of disinterested shareholder approval, that, subject to regulatory approval, the Company approve the granting of incentive stock options to such Directors, Officers, employees and consultants of the Company during the ensuing year and at such prices and in such amounts as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities and, in addition, to approve the exercise of any such or outstanding incentive stock options by Directors and insiders of the Company together with any amendment or amendments to any such incentive stock option agreements at such prices and in such amounts as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities (collectively, the "Stock Option Approvals"); and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the Stock Option Approvals at any time without the further approval of the shareholders of the Company.

                         VOTE FOR:     [          ]               VOTE AGAINST:     [          ]

5.     Approval of proposed Stock Option Plan for the Company. An ordinary resolution, by way of disinterested shareholder approval, that, subject to regulatory approval, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the shareholders of the Company hereby approve and authorize the adoption by the Company of a proposed stock option plan (the "Stock Option Plan") to: (i) fix the maximum number of common shares for which options may be granted under the Stock Option Plan at a maximum of up to 11,634,535 common shares of the Company's share capital; (ii) specify that the exercise price for any option granted under the Stock Option Plan may not be less than the fair market value of the applicable common shares on the date of grant; and (iii) specify that the options issued pursuant to the Stock Option Plan are non-transferable; and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the Stock Option Plan at any time without the further approval of the shareholders of the Company.

                         VOTE FOR:     [          ]               VOTE AGAINST:     [          ]

6.     Approval of Discretion to complete the proposed Stock Option Approvals and Stock Option Plan by the Company. An ordinary resolution that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the proposed Stock Option Approvals and Stock Option Plan by the Company at any time without the further approval of the shareholders of the Company.

                         VOTE FOR:     [          ]               VOTE AGAINST:     [          ]

IF I HAVE NOT SPECIFIED MY PROXY VOTE IN A PARTICULAR WAY ON ANY RESOLUTION HEREIN, THEN I HEREBY CONFIRM THAT MY PROXYHOLDER MAY VOTE MY PROXY VOTE ON THAT PARTICULAR RESOLUTION IN MY PROXYHOLDER'S DISCRETION.

I AUTHORIZE MY PROXY TO ACT FOR ME AND TO VOTE AS HE OR SHE SEES FIT ON ANY MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING. The undersigned shareholder hereby revokes any Proxy previously given to attend and vote at this Meeting.

Date:	__________________________________________________________ (Proxies must be dated)
Signature:	__________________________________________________________
Name:	__________________________________________________________ (Please print)
Address:	__________________________________________________________ __________________________________________________________

NOTES TO SHAREHOLDER COMPLETING THIS PROXY FORM:

1.     If the shareholder wishes to attend the Meeting to vote on the resolutions in person, please register your attendance with the Company's scrutineers at the Meeting.

If the shareholder has its securities held by its financial institution and wishes to attend the Meeting to vote on the resolutions in person, please cross off the management appointee, insert the shareholder's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the Proxy form and return the Proxy form. At the Meeting a vote will be taken on each of the resolutions as set out on this Proxy form and the shareholder's vote will be counted at that time.

2.     If the shareholder cannot attend the Meeting but wishes to vote on the resolutions, the shareholder can appoint another person, who need not be a shareholder of the Company, to vote according to the shareholder's instructions. To appoint someone other than the person named, you must cross off the management appointee name or names and insert your appointed proxyholder's name in the space provided, sign and date the Proxy form and return the Proxy form. Where no choice on a resolution is specified by the shareholder, this Proxy form confers discretionary authority upon the shareholder's appointed proxyholder.

3.     If the shareholder cannot attend the Meeting but wishes to vote on the resolutions and to appoint one of the management appointees named, please leave the wording appointing a nominee as shown, sign and date the Proxy form and return the Proxy form. Where no choice is specified by a shareholder on a resolution shown on the Proxy form, this Proxy form confers discretionary authority upon the nominee of management acting as proxyholder.

4.     The securities represented by this Proxy form will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot of a resolution that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the Proxy form, or matters which may properly come before the Meeting, the securities will be voted by the nominee appointed as the nominee in its sole discretion sees fit.

5.     If the shareholder votes on the resolutions and returns the Proxy form, the shareholder may still attend the Meeting and vote in person should the shareholder later decide to do so. To attend the Meeting the shareholder must revoke the Proxy form by sending a new Proxy form with the revised instructions.

6.     You or your attorney authorized in writing must date and sign this Proxy.

7.     If you are a corporation you must execute this Proxy under seal or by an officer or attorney authorized in writing.

8.     This Proxy is valid for one year from its date.

The proxyholder may at his discretion vote upon any amendment or variation of the above matters or any other matters that may properly be brought before the Meeting or any adjournment thereof. The shareholder may revoke this discretion by placing his or her initials in the space provided immediately below:

           Voting discretion denied:                               .

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED. IF SOMEONE OTHER THAN THE SHAREHOLDER OF THE COMPANY SIGNS THIS PROXY FORM ON BEHALF OF THE NAMED SHAREHOLDER OF THE COMPANY, DOCUMENTATION ACCEPTABLE TO THE CHAIRMAN OF THE MEETING MUST BE DEPOSITED WITH THIS PROXY FORM, AUTHORIZING THE SIGNING PERSON TO DO SUCH. TO BE REPRESENTED AT THE MEETING, THIS PROXY FORM MUST BE RECEIVED AT THE OFFICES OF THE COMPANY, LOCATED AT 1307 VENABLES STREET, VANCOUVER, BRITISH COLUMBIA, V5L 2G1, BY MAIL OR BY FAX AT (604) 255-5038 NO LATER THAN 48 HOURS PRIOR TO THE TIME OF THE MEETING.

HEMPTOWN CLOTHING INC.

1307 Venables Street, Vancouver, British Columbia, V5L 2G1

SUPPLEMENTAL MAILING LIST RETURN CARD

(National Instrument 54-101)

To:	Registered and Non-Registered Shareholders of
HEMPTOWN CLOTHING INC.

The undersigned certifies that he/she is the owner of securities (other than debt instruments) of Hemptown Clothing Inc. (the "Company") and requests that he/she be placed on the Company's Supplemental Mailing List in respect of its interim financial statements.

Dated:	____________________________________ Signature of Owner
____________________________________ Name of Owner (Please print)
____________________________________ ____________________________________ Address of Owner (Please print)
____________________________________ Telephone and Facsimile Numbers of Owner

Note:

If you wish to be included in the Company's Supplemental Mailing List in order to receive its interim financial statements, please complete and return this card to the office of the Company, located at 1307 Venables Street, Vancouver, British Columbia, V5L 2G1 1307 Venables Street, Vancouver, British Columbia, V5L 2G1.

__________

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